

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2024

Benjamin S. Miller
Chief Executive Officer
Fundrise Growth eREIT VII, LLC
11 Dupont Circle NW
9th Floor
Washington, DC 20036

> **Re: Fundrise Growth eREIT VII, LLC**
> **Offering Statement on Form 1-A**
> **Response dated August 29, 2024**
> **File No. 024-12362**

Dear Benjamin S. Miller:

We have reviewed your response dated August 29, 2024 and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Response dated August 29, 2024

General

1. We acknowledge your response to our prior comments. Please update the analysis provided regarding whether the company, (ii) SFR JV I, LLC, and (iii) SFR JV II, LLC meet the definition of an "investment company" under Section 3(a)(1)(A) and Section 3(a)(1)(C) of the Investment Company Act of 1940 (the "Investment Company Act") to ensure that all relevant data and calculations are provided as of the most recent fiscal quarter end.

2. We understand that Fundrise Real Estate Interval Fund, LLC (the "Interval Fund") holds 90% and 95% of the interests in SFR JV I, LLC and SFR JV II, LLC (the "SFR JVs"), respectively, and that the Interval Fund is an "investment company" within the meaning of the Investment Company Act. Please confirm whether the interests in the SFR JVs held by the Interval Fund are "investment securities," as defined in section 3(a)(2), and explain the basis for your determination.

3.   Please be advised that we are considering your supplemental response, dated September 5, 2024, to the comment letter issued to Fundrise East Coast Opportunistic REIT, LLC regarding your website disclosures and your disclosures in the offering circular referencing your website, and may have additional comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Adam Lovell at 323-578-8969 or Scott Jameson at 202-551-3511 if you have questions regarding comments relating to the Investment Company Act. Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David H. Roberts